UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
(Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CELLULAR BIOMEDICINE GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

15117P102 (formerly 276050101)
(CUSIP Number)

December 31, 2014
Date of Event Which Requires Filing of the Statement
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)

Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 15117P102	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: Mission Right Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
983,410

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
983,410

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
983,410

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

__________
(1)  Mission Right Limited is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.
(2)  Based on 10,946,022 shares of common stock of the Issuer outstanding derived from (i) 9,946,022 shares of common stock as of November 10, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2014 plus (ii) 1,000,000 shares of common stock previously held by a holder unrelated to the Reporting Person under an option, which were exercised in full on December 23, 2014.

Cusip No. 15117P102	13G	Page 3 of 4 Pages

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed by Mission Right Limited (“Mission Right” or the “Reporting Person”) to amend and supplement the statement on Schedule 13G as originally filed by the Reporting Person on July 7, 2014 (the "Schedule 13G") in respect of the common stock (the “Common Stock”) of Cellular Biomedicine Group, Inc. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings set forth in the Schedule 13G.
The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant. Only items reported herein are amended.  All other items remain unchanged.

Item 4	Ownership

The information provided under Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:
(a)
On December 23, 2014, an option holder assigned to Mission Right in a private transaction an option to subscribe for 570,000 shares from the Issuer.  Immediately following the assignment, Mission Right exercised the option in full by subscribing for 570,000 shares. Mission Right subsequently transferred 118,572 shares to a related party and sold 214,286 shares to another party in a separate private transaction, which resulted in 237,142 shares remaining to Mission Right.  Based on the result of the transactions on December 23, 2014 and Mission Right’s previous beneficial ownership of 746,268 shares of the Common Stock, Mission Right’s beneficial ownership in the shares of Common Stock increased from 746,268 shares to 983,410 shares.

(b)	Mission Right beneficially owns 983,410 shares of Common Stock.

(c)	The number of shares Mission Right beneficially owns constitutes approximately 9.0% of the Common Stock outstanding.

(d)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 983,410

	(ii)	shared power to vote or to direct the vote: 0

	(iii)	sole power to dispose or to direct the disposition of: 983,410

	(iv)	shared power to dispose or to direct the disposition of: 0

Cusip No. 15117P102	13G	Page 4 of 4 Pages

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this 28th day of January, 2015.

MISSION RIGHT LIMITED

By:	\s\ Chiu Tao
Name: Chiu Tao
Title: Director